Exhibit 12

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

						Three Months Ended March 31, 2005
	2000	2001	2002	2003	2004
Earnings
Pre-tax income*	$59,230	$54,271	$29,705	$55,987	$72,779	$9,409
Fixed charges	8,363	4,058	4,068	8,379	11,067	4,349

Total earnings	$67,593	$58,329	$33,773	$64,366	$83,846	13,758

Fixed charges
Interest expense**	$7,926	$3,596	$3,125	$7,352	$9,679	3,999
Rental interest factor	437	462	943	1,027	1,388	350

Total fixed charges	$8,363	$4,058	$4,068	$8,379	$11,067	$4,349

Ratio of earnings to fixed charges	8.1x	14.4x	8.3x	7.7x	7.6x	3.2x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.

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